Filed Pursuant to Rule 424(b)(3)

Registration No. 333-295580

PROSPECTUS SUPPLEMENT NO. 1

(to the prospectus dated May 8, 2026)

Guardian Metal Resources PLC

72,111,177 Ordinary Shares, including in the form of American Depositary Shares

This prospectus supplement (this “prospectus supplement”) supplements the prospectus dated May 8, 2026 (the “prospectus”), which forms a part of our registration statement on Form F-1 (No. 333-295580). This prospectus supplement is being filed to update and supplement the information in the prospectus with the information contained in our Current Report on Form 6-K, filed with the Securities and Exchange Commission on May 21, 2026 (the “Form 6-K”), as attached to this prospectus supplement.

The prospectus and this prospectus supplement relate to the resale by the selling shareholders referred to in this prospectus, or their donees, pledgees, transferees, distributees, assignees or successors in interest (the “Selling Shareholders”), from time to time, of up to 72,111,177 ordinary shares, nominal value of £0.01 per share (the “ordinary shares”), including in the form of American Depositary Shares (“ADSs”), of Guardian Metal Resources PLC. Each ADS represents five ordinary shares.

This prospectus supplement updates and supplements the information in the prospectus and is not complete without, and may not be delivered or utilized except in combination with, the prospectus, including any amendments or supplements thereto. Any statement in the prospectus that is modified or superseded hereby is not deemed to constitute a part of the prospectus, except as modified or superseded by this prospectus supplement. Except to the extent that the information in this prospectus supplement modifies or supersedes the information contained in the prospectus, this prospectus supplement should be read in conjunction with the prospectus and if there is any inconsistency between the information in the prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our ordinary shares trade on AIM, a market of the London Stock Exchange, under the symbol “GMET”. On May 20, 2026, the last reported sale price of our ordinary shares on AIM was £2.45 per ordinary share. Our ADSs are listed on the NYSE American under the symbol “GMTL”. On May 20, 2026, the closing price of our ADSs reported on the NYSE American was $17.46.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 4 of the prospectus, and other risk factors contained in any applicable prospectus supplement that we may file, to read about factors you should consider before deciding to purchase these securities.

We are both an “emerging growth company” and a “foreign private issuer” as defined under the U.S. federal securities laws and, as such, may elect to comply with certain reduced public company reporting requirements. See “Prospectus Summary—Implications of Being an Emerging Growth Company, a Smaller Reporting Company and a Foreign Private Issuer.”

We may amend or supplement the prospectus from time to time by filing amendments or supplements as required. We urge you to read the entire prospectus, any amendments or supplements and any free writing prospectuses carefully before you make your investment decision.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is May 21, 2026

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

21 May, 2026

Commission File Number 001-43199

Guardian Metal Resources PLC

c/o Orana Corporate LLP

25 Eccleston Place

London SW1W 9NF

United Kingdom

(Address of principal executive oﬃces)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Guardian Metal Resources PLC

On 21 May, 2026, Guardian Metal Resources PLC issued a press release titled “Dr. Mark Thorpe appointed to the Board.”

A copy of the press release is attached hereto as Exhibit 99.1.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Guardian Metal Resources PLC
(Registrant)

Date: 21 May, 2026	By:	/s/ Oliver Friesen
	Name:	Oliver Friesen
	Title:	Chief Executive Oﬃcer

Exhibit Index

Exhibit	Description of Exhibit
99.1	Dr. Mark Thorpe appointed to the Board dated 21 May, 2026.

21 May 2026

Guardian Metal Resources plc

('Guardian Metal' or the 'Company')

Dr. Mark Thorpe appointed to the Board

Guardian Metal Resources plc (NYSE.A: GMTL, LON:GMET, OTCQB:GMTLF), a strategic exploration company focused on tungsten in Nevada, USA, is pleased to announce that Dr. Mark Thorpe is to be appointed to the Board as an Independent Non-Executive Director, subject to completion of the required AIM due diligence process.

Dr. Thorpe brings to Guardian Metal decades of experience as a senior mining executive. He is a sustainability specialist with more than 30 years of experience working for major mining companies, focussed on environmental, permitting and community engagement initiatives, across the global mining sector. His experience covers the entire mine life cycle from greenfield exploration through to mine closure and post-closure management, which makes him well qualified to support Guardian Metal as it advances its Nevada-based tungsten projects through key development phases and into production. He holds a Ph.D. in mine land rehabilitation from the University of Saskatchewan and was the Chair of the Board of Directors of the Canada Mining Innovation Council.

Dr. Thorpe is replacing Mr. Mark Burnett, who steps down from his role as Non-Executive Director on 21 May 2026. The Board would like to thank Mark Burnett for his significant contribution as an original director of Guardian Metal and for helping to build the Company from a small private company into a notable dual-listed business in London and New York over the past five years. He steps down to focus on other business interests.

J.T. Starzecki, Executive Chairman of Guardian Metal, commented:

"Dr. Mark Thorpe's appointment to the Board as Independent Non-Executive Director is an exciting and important step in Guardian Metal's evolution as we look to reshore U.S. mined tungsten supply for the first time in over a decade. Mark is widely recognised as a leader in his field, setting best practice industry standards for global mining companies in responsible mining, environmental, permitting and stakeholder relations. We are delighted to appoint someone of his calibre and welcome his leadership and expertise as we approach important development milestones to deliver on our strategy of establishing our tungsten projects as cornerstones of U.S. tungsten supply.

"I would like to thank Mark Burnett for his dedicated service and the significant contribution he has made to the Board of Directors and Guardian Metal over the last five years. He is leaving the Company with our best wishes for the future."

A further announcement, including regulatory disclosures, will be made in due course.

For further information visit www.Guardianmetalresources.com or contact the following:

Guardian Metal Resources plc	Tel: +44 (0) 20 7583 8304
Oliver Friesen (CEO)

Cairn Financial Advisers LLP	Tel: +44 (0) 20 7213 0880
Nominated Adviser
Sandy Jamieson/Jo Turner/Louise O'Driscoll

Berenberg	Tel: +44 (0) 20 3207 7800
Joint Broker and Financial Adviser
Jennifer Lee/Ivan Briechle

Tamesis Partners LLP	Tel: +44 (0) 20 3882 2868
Joint Broker
Charlie Bendon/Richard Greenfield

Tavistock
Financial PR	Tel: +44 (0) 7920 3150 /
Emily Moss/Josephine Clerkin	+44 (0) 7788 554035
guardianmetal@tavistock.co.uk

About Guardian Metal Resources

Guardian Metal Resources PLC (NYSE.A: GMTL, LON:GMET, OTCQB:GMTLF) is a strategic mineral exploration company driving the revival of U.S. mined tungsten production and strengthening America's defense metal independence. The Company is advancing two tungsten projects, Pilot Mountain, one of the largest undeveloped tungsten deposits in the U.S. and Tempiute, formerly America's largest producing tungsten operation, both located in Nevada, one of the top-rated mining jurisdictions in the United States.

In July 2025, the U.S. Department of War (DoW) under Title III of the Defense Production Act of 1950, as amended, invested U.S. $6.2M in Golden Metal Resources (USA) LLC, a wholly-owned subsidiary of Guardian Metal Resources PLC, to support the Pilot Mountain PFS. The Company completed a U.S. listing on the NYSE American on March 20, 2026.

Tungsten is a strategic metal critical to the defense, energy transition, technology, and industrial sectors. In the context of shifting geopolitical dynamics and tightening Chinese export restrictions, Guardian Metal is well positioned to play a leading role in re-establishing a secure, domestically mined U.S. supply chain for this vital defense metal.